EXHIBIT 4.4

AMENDMENT TO

MADISON GAS AND ELECTRIC COMPANY

DEFERRED COMPENSATION AGREEMENT

Pursuant to Section 10 of the Deferred Compensation Agreement effective December 16, 2022, between __________ (“Employee”) and Madison Gas and Electric Company (the “Agreement”), the Agreement is hereby amended as follows, effective January 1, 2023.

1.Section 4.d shall be revised to read as follows:

For each calendar month during the term of this Agreement, amounts credited to the Employee’s Deferred Compensation Account shall earn interest at the rate quoted at the close of the preceding June 30 or December 31, as applicable, on U.S. Treasury Bills having a 26-week maturity, increased by one percentage point, compounded monthly (“Prescribed Rate”), provided however, that in no event shall the Prescribed Rate be less than seven percent (7%) per annum, compounded monthly.

2.Section 4.f shall be added as a new subparagraph, and shall read as follows:

(i)Deemed Investment Funds. Upon notice to the Committee, Employee shall be permitted to reallocate the Deferred Compensation Account balance among the available Deemed Investment Funds as determined by the Committee. The manner in which such elections shall be made and the frequency with which such elections may be changed and the manner in which such elections shall become effective shall be determined in accordance with the procedures to be adopted by the Committee or its delegate from time to time.  Once Employee designates all or a portion of the Deferred Compensation Account to be allocated to one or more Deemed Investment Funds, the Prescribed Rate shall no longer be available with respect to such portion of the Deferred Compensation Account, and such portion of the Employee’s Deferred Compensation Account shall not accrue earnings other than in connection with the Deemed Investment Funds.

(ii)Changes to Deemed Investment Funds. The Committee shall have the authority to establish and maintain the Deemed Investment Funds and the default Deemed Investment Fund. In the event the Committee changes, adds, or removes any Deemed Investment Fund or any default Deemed Investment Fund, the Committee shall notify Employee, if feasible, no later than thirty (30) days prior to such change, addition, or removal. In the event of any such change, addition, or removal, the Committee shall provide the Employee with information regarding alternative Deemed Investment Funds, the ability for the Employee to make a change to their allocations in the Deemed Investment Funds, or the default course of action that will be taken in the event the Employee does not provide instructions to the Committee.

(iii)Default Deemed Investment Funds. If any portion of a Deferred Compensation Account remains unallocated among the Deemed Investment Funds, such amount shall be allocated to the default Deemed Investment Fund.

(iv)Distributions. Distributions under the Agreement shall be deemed to have been made proportionally from each of the Deemed Investment Funds maintained based on the proportion that such Deemed Investment Fund bears to the sum of all Deemed Investment Funds maintained with respect to the Deferred Compensation Account for the Employee as of the day before the payment date.

(v)MGEE Deemed Investment Fund. If the MGEE Deemed Investment Fund is available, once any portion of any Deferred Compensation Account is allocated to the MGEE Deemed Investment Fund, such allocation may not be reallocated again to any other Deemed Investment Fund before the Employee incurs a Separation from Service. Upon the Employee’s Separation from Service, the Employee may generally reallocate their Deferred Compensation Account to other Deemed Investment Funds, unless the Employee is, at the time of such reallocation, an “insider” as defined under applicable securities laws and the Committee determines the Employee cannot make such reallocation.

(vi)For purposes of this Agreement, “Deemed Investment Funds” means one or more of the independently established funds or indices that are identified and listed by the Committee.  These Deemed Investment Funds are used solely to calculate the earnings that are credited to or charged against the Employee’s Deferred Compensation Account, and does not represent, nor should it be interpreted to convey any beneficial interest on the part of the Employee in any asset or other property of the Company or any other person or entity.  The determination of the increase or decrease in the performance of each Deemed Investment Fund shall be made by the Committee in its reasonable discretion.  The Committee shall select the various Deemed Investment Funds available to the Employee with respect to this Agreement which may be changed from time to time in the discretion of the Committee. If selected and listed by the Committee or its delegate, the MGEE Deemed Investment Fund may be one of the Deemed Investment Funds available to calculate earnings under this Plan with respect to the Employee’s Deferred Compensation Account.

(vii) For purposes of this Agreement, “MGEE Deemed Investment Fund” means the Deemed Investment Fund that tracks the value (including dividends) of the common stock of MGE Energy, Inc., a Wisconsin corporation, or its successor.

Except as otherwise provided herein, the Agreement shall continue in existence and shall be administered in accordance with its terms.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date set forth below, but effective as of January 1, 2023.

MADISON GAS AND ELECTRIC, INC.

By:  /s/ Jeffrey Keebler

Jeffrey KeeblerDate

President and CEO

EMPLOYEE

By:

[NAME]Date